Exhibit 99.5

THIS CONFIRMATION is created as a deed on 27 January 2006 by:

(1)
GENESYS S.A., a société anonyme registered in the Register of Companies of Montpellier under RCS 339 697 021 and with its registered office at 945-980, Avenue Jean Mermoz, CS 69004, 37967 Montpellier Cedex 2 (the "Chargor"); in favour of

(2)
BNP PARIBAS, a company registered in the Register of Companies of Paris under RCS B 662 042 449 and with its registered office at 16 boulevard des Italiens, 75009 Paris (the "Security Agent") (the Chargor and the Security Agent, together the "Original Parties").

Whereas:

The Original Parties entered into a Security over Shares Agreement dated 20 April 2001 (the "Security Agreement") pursuant to which the Chargor charged the Charged Portfolio to the Security Agent to secure the Secured Obligations.

The Original Parties have since agreed to amend the Original Facilities Agreement and amend and/or replace certain Finance Documents, and wish to confirm that the terms of the Security Agreement shall not be affected by such changes.

IT IS AGREED as follows:

1.     DEFINITIONS AND INTERPRETATION

1.1   Definitions

        In this Deed:

  "Amended and Restated Agreement" means the Original Facility Agreement, as amended and restated pursuant to an amendment and restatement agreement, dated on or about the date of this Deed.

  "Deed" means this deed.

  "Original Facility Agreement" means the Facilities Agreement dated 20 April 2001 and made, inter alios, between the Chargor and Genesys Conferencing, Inc. (the successor in title to Vialog Inc.) as borrowers, BNP Paribas, CIBC World Markets plc and Fortis Bank S.A. as arrangers, and BNP Paribas as agent and security agent.

1.2   Incorporation of defined terms

  Unless a contrary indication appears, a term defined in the Security Agreement or the Amended and Restated Agreement has the same meaning in this Deed.

2.     EFFECT OF CONFIRMATION

  This Confirmation shall be effective as of the Effective Date (as defined in the Amended and Restated Facilities Agreement).

3.     CONFIRMATION OF SECURITY AGREEMENT

  The Chargor hereby confirms and agrees that:

  (1)
  it is aware of and has considered the terms of the Amended and Restated Agreement;

  (2)
  the Security Agreement remains in full force and effect;

  (3)
  references to the "Facilities Agreement" in the Security Agreement shall be construed as references to the Amended and Restated Agreement; and

  (4)
  the security constituted by the Security Agreement remains in full force and effect and secures all Secured Obligations notwithstanding any amendment, restatement or replacement of any Finance Document (including any Guarantee).

4.     CONTINUITY AND FURTHER ASSURANCE

5.     MISCELLANEOUS

5.1   Incorporation of terms

  The provisions of Clause 38 (Notices) of the Facilities Agreement will apply mutatis mutandis to any notice or demand to be served by one person on another pursuant to this Agreement.

6.     SECURITY DOCUMENT

        This Deed is a Security Document (as defined in the Amended and Restated Agreement).

7.     COUNTERPARTS

  This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed.

8.     GOVERNING LAW

        This Deed is governed by English law.

IN WITNESS whereof, this Deed has been duly executed as a deed and has been delivered on the date first written above.

The Chargor
EXECUTED as a DEED

by GENESYS S.A.
By:
Name:
Title:

The Security Agent
Agreed and acknowledged
by BNP PARIBAS

By:
Name:
Title: